                                               Filed Pursuant to Rule 424(b)(4)
                                                    Registration No. 333-29733

                                2,850,000 SHARES

                             NORRELL(R) CORPORATION

                                  COMMON STOCK

     Of the 2,850,000 shares of common stock, no par value (the "Common Stock"), offered hereby, 2,500,000 shares are being offered by Norrell Corporation (the "Company" or "Norrell") and 350,000 shares are being offered by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     The Common Stock is listed on the New York Stock Exchange under the symbol "NRL." On July 22, 1997, the last reported sales price of the Common Stock on the New York Stock Exchange was $32 1/4 per share. See "Price Range of Common Stock and Dividend Policy."

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-9.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                      UNDERWRITING                  PROCEEDS TO
                                         PRICE TO     DISCOUNTS AND   PROCEEDS TO     SELLING
                                          PUBLIC      COMMISSIONS*     COMPANY+     SHAREHOLDERS
Per Share.............................    $32.25          $1.61         $30.64         $30.64
Total++...............................  $91,912,500    $4,588,500     $76,600,000   $10,724,000

---------------
* The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

+ Before deducting expenses of the offering payable by the Company estimated to be $300,000.

++ The Company has granted to the Underwriters a 30-day option to purchase up to 427,500 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $105,699,375, the total underwriting discounts and commissions will be $5,276,775 and the total proceeds to Company will be $89,698,600. See "Underwriting."

                             -----------------------

     The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York on or about July 28, 1997. The Underwriters include:

DILLON, READ & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES  CORPORATION

                                                           THE ROBINSON-HUMPHREY
                                                                COMPANY, INC.

                  The date of this Prospectus is July 23, 1997

             [SEE APPENDIX P. A-1 FOR GRAPHICAL MATERIAL OMITTED.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in or incorporated by reference into this Prospectus. Unless otherwise indicated, (i) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option, (ii) all share and per share data in this Prospectus have been adjusted to reflect a two for one stock split effected on June 24, 1996, and (iii) references to "Norrell" or the "Company" are to the operations of Norrell Corporation and its subsidiaries and joint ventures. The references to fiscal years by date refer to the Company's fiscal year ending in that particular calendar year; for example, "fiscal 1996" refers to the Company's fiscal year ended October 27, 1996.

                                  THE COMPANY

     The Company is a leading provider of staffing, outsourcing and professional services. The Company is organized into three business groups: Staffing Services, which provides temporary administrative, teleservices and light industrial staffing; Outsourcing Services, which provides administrative services and teleservices in which the Company assumes responsibility for the results of a client process; and Professional Services, which provides accounting staffing, information technology staffing, project management services and systems integration consulting services. The Company's customers are businesses, professional and service organizations, and government agencies in the United States and Canada. Based upon revenues, the Company believes it is one of the largest companies in the staffing industry in North America.

     The Company provides a broad range of services through its national network of 441 locations, including 145 Company-owned locations, 125 outsourcing services locations, 134 franchised locations, and 37 professional services offices as of April 27, 1997. In fiscal 1996, the Company supplied to approximately 19,000 clients (including subsidiaries and affiliated companies) in the United States and Canada over 225,000 staffing, outsourcing and professional personnel ("employees"). The Company's employees possess a wide variety of office, light industrial, information technology and other skills, including secretarial, clerical, word processing, data entry, graphics, telemarketing, assembly, picking, packing and sorting, shipping and receiving, customer service, records management, administrative, human resources (recruiting, interviewing, assessment and training), computer programming, computer consulting, systems analysis, systems integration, accounting and additional financial services.

     Since its incorporation in Georgia in 1965, the Company's quality service and customer focus have enabled it to compile a history of core business growth and expansion. From its beginnings as a provider of short-term replacement or fill-in personnel, often referred to as traditional temporary services, the Company has expanded into long-term staffing, managed staffing, "Master Vendor Partnering" and outsourcing. In addition, the Company has expanded geographically from a base of locally owned and operated offices in Atlanta, Georgia, to a national network of 441 locations. In the last several years, the Company has supplemented this internal growth with six acquisitions and three joint ventures which not only added to the Company's geographic markets, but also increased revenues and expertise in desirable service offerings such as information technology, financial services and teleservices. Since fiscal 1993, net revenues and operating income have grown 20.7% and 62.6%, respectively, on a compound annual basis, from $576.7 million and $10.2 million, respectively, to $1,013.9 million and $43.8 million, respectively, in fiscal 1996.

BUSINESS STRATEGY

     The Company's objective is to continue to be a leading national provider of staffing, outsourcing, and professional services. The key components of the Company's strategy are as follows:

          Offer a Seamless Spectrum of Strategic Workforce Management
     Solutions. Through its national network of offices, the Company offers strategic workforce management for clients committed to high quality, value-added services which are customized to strengthen a specific client's organiza-tional effectiveness and flexibility. The Company partners with these clients to diagnose workforce problems and design an integrated service solution, ranging from short-term staff augmentation to comprehensive workforce structures that include dedicated management teams. The Company also believes that clients increasingly are seeking to reduce the number of vendors for services and that those companies, like Norrell, that can offer a broad array of services under one organization will benefit from this trend.

          Maintain High Quality Service Focus. The Company is dedicated to providing high quality services and believes it is an industry leader in its quality focus and related performance measurement systems. To maintain a consistently high quality standard for all of its employees, the Company uses a number of automated systems to screen and evaluate potential employees, to make appropriate assignments, to evaluate and review employees' performance, and to obtain and act upon client feedback. These extensive, integrated and automated quality measurement and control systems distinguish the Company from its competitors and help to attract and retain customers seeking consistent results and a nationwide approach to their staffing needs. To ensure that it is able to continue to grow while maintaining its high quality and customer service standards, the Company has invested over $38.1 million since the beginning of fiscal 1995 through April 27, 1997, and will continue to invest in technology and information related software and hardware. These investments have included integrating the Company's personnel and client databases nationwide, automating many tasks at the branch level, and enhancing back-office efficiency. The Company believes these initiatives have enabled it to respond to its customers' needs, increase productivity and support the Company's growth.

          Develop and Expand Service Offerings. The Company plans to grow its existing base of business by continuing to develop service offerings that complement its core business. Services added in the last three years through joint ventures, acquisitions and internal growth include information technology staffing and consulting (including systems integration), financial staffing, and outsourced call center management. By cross-selling these new services to existing accounts, the Company believes that it will increase the volume of business within its current base of over 19,000 clients. The Company also anticipates that it will continue to attract new clients based upon its comprehensive solutions approach. In addition to expanding its existing service offerings, the Company continually evaluates new service offerings which will enable it to better meet its clients' needs.

          Pursue Strategic Acquisitions. The Company will continue to pursue strategic acquisition opportunities that allow the Company to develop new services, support additional management expertise or enter key geographic markets. Since July 1995, the Company has acquired three information technology services, one accounting services and two staffing services businesses. The Company believes that the professional services acquisitions represent business opportunities with growth and profitability potential in excess of the Company's core staffing business. In addition, the Company believes that each of these acquired businesses will be integrated quickly into the Company, will expand the Company's range of services offered, and will offer future growth prospects.

     The Company's principal executive offices are located at 3535 Piedmont Road, NE, Atlanta, Georgia 30305, and its telephone number is (404) 240-3000.

                                  THE OFFERING

Common Stock offered by the Company.........................  2,500,000 shares
Common Stock offered by Selling Shareholders................  350,000 shares
                                                              -------------------
          Total Common Stock offered........................  2,850,000 shares
                                                              ===================
Common Stock to be outstanding after the offering...........  26,661,310(1)
Use of proceeds by the Company..............................  To repay certain indebtedness. See
                                                              "Use of Proceeds."
New York Stock Exchange symbol..............................  NRL

------------

     (1) Does not include 3,724,754 shares of Common Stock issuable upon the exercise of stock options and stock purchase rights outstanding as of June 22, 1997.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider all information set forth in this Prospectus, including the information set forth in "Risk Factors" on pages 7-9, prior to making an investment decision.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     FISCAL YEAR (1)                                 SIX MONTHS ENDED
                           -------------------------------------------------------------------   -------------------------
                                                                                                  APRIL 28,     APRIL 27,
                              1992          1993          1994          1995          1996          1996          1997
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
STATEMENT OF INCOME DATA:
Revenues.................  $   412,071   $   576,748   $   701,921   $   842,360   $ 1,013,877   $   479,585   $   599,177
Gross profit.............      107,644       140,461       158,591       185,843       218,864       102,757       130,800
Income from operations...       12,215        10,177        24,995        31,837        43,754        19,310        29,639
Income from continuing
  operations before
  income taxes...........        6,759         5,982        27,631        29,844        41,069        18,476        25,293
Net income from
  continuing
  operations.............        3,107         3,283        15,804        17,326        25,257        11,363        15,680
Earnings per common share
  from continuing
  operations.............  $      0.13   $      0.13   $      0.69   $      0.71   $      1.00   $      0.46   $      0.61
Weighted average number
  of shares
  outstanding............   23,895,000    24,872,000    22,782,000    24,357,000    25,344,000    24,852,000    25,837,000
PRO FORMA STATEMENT OF
  INCOME DATA(2):
Income from operations...  $    11,347   $    18,801   $    24,344   $    31,837   $    43,754   $    19,310   $    29,639
Income from continuing
  operations before
  income taxes...........        5,982        14,697        22,064        29,844        41,069        18,476        25,293
Net income from
  continuing
  operations.............        2,749         8,048        12,618        17,326        25,257        11,363        15,680
Earnings per common share
  from continuing
  operations.............  $      0.11   $      0.32   $      0.51   $      0.71   $      1.00   $      0.46   $      0.61
Weighted average number
  of shares
  outstanding............   24,810,000    24,810,000    24,894,000    24,357,000    25,344,000    24,852,000    25,837,000
SERVICE LOCATIONS:
Company-owned staffing...          115           115           115           121           133           135           145
Franchised staffing(3)...          112           103           107           119           133           124           134
Outsourcing(4)...........           43            59            75            91           105            99           125
Professional.............            1             2             2            21            30            22            37
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total
          locations......          271           279           299           352           401           380           441
                           ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                                                    APRIL 27, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(5)
                                                              --------    --------------
BALANCE SHEET DATA:
Working capital.............................................  $100,806       $100,806
Total assets................................................   411,753        411,753
Total debt..................................................   132,259         55,959
Shareholders' equity........................................   117,733        194,033

---------------

    (1) Fiscal year 1992 ended November 1, 1992, fiscal year 1993 ended October 31, 1993, fiscal year 1994 ended October 30, 1994, fiscal year 1995 ended October 29, 1995 and fiscal year 1996 ended October 27, 1996.

    (2) The pro forma data excludes the effects in 1992, 1993 and 1994 of the following unusual or nonrecurring items of income or expense: (i) excluding from 1994 a $5.4 million pre-tax gain on redemption of a preferred stock investment and a $472,000 net pre-tax gain from settlement of interest rate swaps, (ii) excluding from 1993 a $9.5 million pre-tax write-off of goodwill and software development costs, and a provision for lease, legal and other costs primarily related to a subsidiary of the Company that was sold in 1993, (iii) giving effect to the 1994 redemption of 5,335,320 shares of the Company's Common Stock as of the first day of the first period presented, and (iv) assuming the Company was public on the first day of the first period presented (giving effect to application of the proceeds of the Company's 1994 initial public offering to reduce debt, and offset by costs of being a public company).

    (3) Occasionally, the Company acquires a franchised office and operates it as a Company-owned office until it is refranchised. Such offices are included in franchised locations.

    (4) Outsourcing services are generally performed at the clients' facilities.

    (5) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby after deducting underwriting discounts and commissions and estimated expenses of the offering, and the application of the estimated net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should carefully consider the factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

EFFECT OF FLUCTUATIONS IN THE GENERAL ECONOMY

     Demand for temporary services is sensitive to the general level of economic activity in the country. When economic activity slows, many companies reduce their usage of temporary employees before undertaking layoffs of their full-time employees. Therefore, a significant economic downturn could have a material adverse effect on the Company's business.

INCREASED EMPLOYEE COSTS

     As the labor market tightens, there is greater demand and competition for skilled workers needed to fill client orders. In such labor markets, wages generally increase. There can be no assurance that all such increased wage costs can be passed on to clients through increased charges. The Company is also responsible for and pays unemployment insurance premiums and workers' compensation costs for its temporary employees. Unemployment insurance premiums are set annually by the states in which employees perform services and may increase as a result of, among other things, increased levels of unemployment and the extension of periods for which unemployment benefits are available. Workers' compensation costs may increase as a result of, among other things, increases in benefit levels or the liberalization of allowable claims. Furthermore, annual workers' compensation expenses and the related liability accrual are based on various estimates, including estimates of the costs of future benefits. The Company believes that its reserves for workers' compensation claims are adequate, but there can be no assurance that such claims will not exceed estimated reserves. There can be no assurance that the Company will be able to increase the charges to its clients if expenses related to workers' compensation and unemployment insurance increase or if the wages it must pay to its employees generally increase.

COMPETITION

     The temporary services industry is highly competitive with limited barriers to entry. The Company competes in national, regional and local markets with full service agencies and with specialized temporary services agencies. Several of these competitors have greater marketing and financial resources than those of the Company and could attempt to increase market share through decreased prices. The Company also competes with numerous local and single office firms in particular markets which are able to compete effectively on price because of their lower overhead structures. In addition, large national companies that presently operate in "niche" segments of the outsourcing and professional services markets could expand their operations to compete with the outsourcing and professional services provided by the Company. Strong competition from companies with significantly greater financial resources than the Company could have a material adverse effect on the Company's operations and profitability.

ABILITY TO CONTINUE COMPANY GROWTH; ACQUISITION STRATEGY

     The Company has experienced significant growth over the past several years, principally by increasing the volume of services provided through existing offices and by adding new services. There can be no assurance that the Company will continue to be able to maintain or expand its market presence, successfully enter new markets, add new services or integrate acquired businesses into its operations. The ability of the Company to continue its growth will depend on a number of factors, including existing and emerging competition, the availability of working capital to support such growth, and the Company's ability to (i) maintain margins in the face of pricing pressures, (ii) manage its costs, (iii) recruit and train additional qualified personnel, (iv) sell outsourcing and professional services to large corporate clients, (v) develop and expand its service offerings, and (vi) find new qualified franchisees. Expansion through acquisitions is also a component of the Company's growth strategy. Acquisitions may result in unanticipated difficulties in integrating acquired businesses with the Company's existing business and may absorb a disproportionate amount of management time. Once integrated, acquisitions may not achieve levels of revenue, profitability or productivity which are comparable to the Company's existing operations or otherwise perform as expected. Moreover, the Company's continued ability to make acquisitions is dependent upon, and may be limited by, the availability of acquisition candidates at reasonable valuations and the Company's ability to obtain acquisition financing on acceptable terms. See "Business -- Business Strategy."

RELIANCE ON SIGNIFICANT CLIENTS

     During fiscal 1995 and fiscal 1996, revenues generated by the Company from contracts with International Business Machines Corporation ("IBM") equaled $136.2 million and $158.6 million, respectively, representing 16.2% and 15.6%, respectively, of the Company's consolidated revenues for such periods. Approximately 31.0% and 21.4% of these revenues were received during fiscal 1995 and fiscal 1996, respectively, for services performed under a Management Services Agreement. The balance of the Company's IBM-related revenues were generated under multiple contracts with different purchasing units within IBM. Also, during fiscal 1996, revenues generated by the Company from multiple contracts with United Parcel Service, Inc. ("UPS") equaled $122.2 million, representing 12.0% of the Company's consolidated revenues for fiscal 1996. The loss of either IBM or UPS as a client would have a material adverse effect on the Company's results of operations and financial condition.

EMPLOYER RISKS

     The Company is in the business of employing people and placing them in the workplace of other businesses. An attendant risk of such activities includes possible claims of discrimination and harassment, employment of illegal aliens and other similar claims. Although the Company has policies and guidelines in place to reduce its exposure to these risks, a failure to follow these policies and guidelines may result in negative publicity and the payment by the Company of money damages or fines.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent on the continued efforts of its executive officers and senior management as well as those of its field, office and operations managers. If the Company is unable to attract and retain qualified and skilled employees to perform these services for the Company, the Company's business could be materially adversely affected.

INTANGIBLE ASSETS

     As of April 27, 1997, approximately $123.4 million, or 30.0%, of the Company's total assets were intangible assets. These intangible assets substantially represent amounts attributable to goodwill recorded in connection with the Company's acquisitions. Any impairment in the value of such assets could have a material adverse effect on the Company's financial condition and results of operations.

CONTROL BY PRINCIPAL SHAREHOLDER AND MANAGEMENT

     As of June 22, 1997, the Company's Chairman of the Board, Guy W. Millner, beneficially owned 9,263,676 shares of Common Stock, representing approximately 38.5% of the outstanding Common Stock. After this offering, Mr. Millner will beneficially own approximately 34.8% of the outstanding Common Stock (34.3% if the Underwriters' over-allotment option is exercised in full), and the directors and executive officers of the Company, as a group, will beneficially own an aggregate of 11,296,150 shares of Common Stock, representing approximately 40.9% of the outstanding Common Stock (40.3% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Millner and, if they should determine to act together, the directors and executive officers of the Company as a group, will be able to exercise significant influence over the outcome of any matters or block certain matters which might normally be submitted to the shareholders of the Company for their approval, including the election of directors and the authorization of other corporate actions requiring shareholder approval. See "-- Anti-Takeover Considerations" and "Principal and Selling Shareholders."

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Amended and Restated Articles of Incorporation (the "Articles") and the Georgia Business Corporation Code contain certain provisions that could have the effect of making it more difficult for a party to acquire, or of discouraging a party from attempting to acquire, control of the Company without approval of the Company's Board of Directors. In addition, a two-thirds vote of the holders of the outstanding voting stock of the Company is required:
(i) by the Articles to approve certain mergers, consolidations and dispositions of assets of the Company, unless approved by two-thirds of the Board of Directors of the Company; (ii) by the Company's Amended and Restated Bylaws (the "Bylaws") to remove members of the Board of Directors with or without cause; and
(iii) by the Articles to amend or rescind the provisions set forth in (i) and
(ii) above or to remove the provisions in the Bylaws establishing a classified Board of Directors. The foregoing, together with the combined stock ownership of the Company's Chairman of the Board and management, may discourage tender offers or other bids for the Common Stock at a premium over its market price.

VOLATILITY OF STOCK PRICE

     From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company or of other staffing companies, changes in general conditions in the economy, the financial markets or the staffing industry, natural disasters or other developments could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Price Range of Common Stock and Dividend Policy."

FORWARD-LOOKING INFORMATION

     This Prospectus, including the information incorporated by reference herein, contains various forward-looking statements and information that are based on the Company's belief and assumptions, as well as information currently available to the Company. When used in this Prospectus, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, demand for the Company's services, the Company's ability to complete acquisitions and integrate the operations of acquired businesses, the Company's ability to recruit and place employees, the Company's ability to expand into new markets, and the Company's ability to maintain profit margins in the face of pricing pressures.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby by the Company at the public offering price of $32 1/4 per share are estimated to be approximately $76,300,000 (approximately $89,398,600 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and the estimated offering expenses. All of the net proceeds to the Company will be used to repay indebtedness outstanding under its $150.0 million Committed Revolving Credit Facility (the "Revolving Credit Facility") and other unsecured bank lines of credit totaling $50.0 million. The Company believes that reducing such indebtedness will provide it with increased flexibility and access to funds for future acquisitions which may be considered by the Company. The Company will not receive any proceeds from the sale of Common Stock offered hereby by the Selling Shareholders.

     The Revolving Credit Facility expires on September 30, 1999, and, at June 22, 1997, had an outstanding principal balance of $115.0 million with a weighted average interest rate at June 22, 1997, of 6.40% per annum. The unsecured bank lines of credit had an aggregate outstanding balance at June 22, 1997, of $34.7 million at a weighted average interest rate of 5.74%. This indebtedness was incurred to finance the acquisitions of Comtex Information Systems, Inc. in January 1997 and Analytical Technologies, Inc. and ANATEC Canada, Inc. in July 1996 and to fund working capital needs including accounts receivable.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "NRL." The following table sets forth for the fiscal periods indicated the high and low sales prices of the Common Stock and quarterly cash dividends per share.

                                                                PRICE RANGE
                                                              ---------------    DIVIDENDS
                                                                HIGH      LOW      PAID
FISCAL 1995                                                   --------    ---    ---------
First Quarter...............................................   $   9 7/8  $7 3/4  $0.03
Second Quarter..............................................      12 1/8   9 1/2   0.03
Third Quarter...............................................      12 1/8   9 1/2   0.03
Fourth Quarter..............................................      17      11 3/4   0.03

FISCAL 1996
First Quarter...............................................   $  16 5/8  $131/4  $0.035
Second Quarter..............................................      19 1/8  12 3/4   0.035
Third Quarter...............................................      28 3/4  18 3/8   0.035
Fourth Quarter..............................................      33      26 5/8   0.035

FISCAL 1997
First Quarter...............................................   $  29 7/8  $22     $0.04
Second Quarter..............................................      28 7/8  22 1/2   0.04
Third Quarter (through July 22, 1997).......................      34 3/4  24 3/4   0.04

     On July 22, 1997, the last reported sales price of the Common Stock on the NYSE was $32 1/4. As of July 22, 1997, there were 224 holders of record of the Common Stock.

     The Company began paying a quarterly dividend in the first quarter of fiscal 1995 and expects to continue paying a regular quarterly dividend. The determination of the amount of future cash dividends, if any, to be declared and paid, however, will depend upon, among other things, the Company's financial condition, funds from operations, the level of its capital expenditures and its future business prospects. The Revolving Credit Facility contains certain restrictions including certain limitations on the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth the actual total capitalization of the Company at April 27, 1997, and the total capitalization on an adjusted basis giving effect to adjustments which reflect the sale of the shares of Common Stock offered hereby (at the public offering price of $32 1/4 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                                  APRIL 27, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Notes payable...............................................  $    349     $    349
Bank lines of credit........................................    11,670       11,670
                                                              --------     --------
          Total current debt................................    12,019       12,019
Long-term debt, less current maturities.....................   120,240       43,940
                                                              --------     --------
          Total debt........................................   132,259       55,959
Shareholders' equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized, no shares issued and outstanding...........        --           --
  Common stock, stated value $.01 per share; 50,000,000
     shares authorized, 23,999,360 shares issued and
     outstanding (26,499,360 shares, as adjusted)(1)........       240          265
  Receivables from officers and employees...................      (125)        (125)
  Additional paid-in capital................................    50,250      126,525
  Treasury stock, at cost; 32,565 shares....................      (790)        (790)
  Retained earnings.........................................    68,158       68,158
                                                              --------     --------
          Total shareholders' equity........................   117,733      194,033
                                                              --------     --------
          Total capitalization..............................  $249,992     $249,992
                                                              ========     ========

------------

     (1) Does not include 3,817,597 shares of Common Stock issuable upon the exercise of stock options and stock purchase rights outstanding as of April 27, 1997.

                                    BUSINESS

     The Company is a leading provider of staffing, outsourcing and professional services. The Company is organized into three business groups: Staffing Services, which provides temporary administrative, teleservices and light industrial staffing; Outsourcing Services, which provides administrative services and teleservices in which the Company assumes responsibility for the results of a client process; and Professional Services, which provides accounting staffing, information technology staffing, project management services and systems integration consulting services. The Company's customers are businesses, professional and service organizations, and government agencies in the United States and Canada. Based upon revenues, the Company believes it is one of the largest companies in the staffing industry in North America.

     The Company provides a broad range of services through its national network of 441 locations, including 145 Company-owned locations, 125 outsourcing services locations, 134 franchised locations, and 37 professional services offices as of April 27, 1997. In fiscal 1996, the Company supplied to approximately 19,000 clients (including subsidiaries and affiliated companies) in the United States and Canada over 225,000 staffing, outsourcing and professional personnel. The Company's employees possess a wide variety of office, light industrial, information technology and other skills, including secretarial, clerical, word processing, data entry, graphics, telemarketing, assembly, picking, packing and sorting, shipping and receiving, customer service, records management, administrative, human resources (recruiting, interviewing, assessment and training), computer programming, computer consulting, systems analysis, systems integration, accounting and additional financial services.

     Since its incorporation in Georgia in 1965, the Company's quality service and customer focus have enabled it to compile a history of core business growth and expansion. From its beginnings as a provider of short-term replacement or fill-in personnel, often referred to as traditional temporary services, the Company has expanded into long-term staffing, managed staffing, "Master Vendor Partnering" and outsourcing. In addition, the Company has expanded geographically from a base of locally owned and operated offices in Atlanta, Georgia, to a national network of 441 locations. In the last several years, the Company has supplemented this internal growth with six acquisitions and three joint ventures which not only added to the Company's geographic markets, but also increased revenues and expertise in desirable service offerings such as information technology, financial services and teleservices.

BUSINESS STRATEGY

     The Company's objective is to continue to be a leading national provider of staffing, outsourcing, and professional services. The key components of the Company's strategy are as follows:

          Offer a Seamless Spectrum of Strategic Workforce Management
     Solutions. Through its national network of offices, the Company offers strategic workforce management for clients committed to high quality, value-added services which are customized to strengthen a specific client's organizational effectiveness and flexibility. The Company partners with these clients to diagnose workforce problems and design an integrated service solution, ranging from short-term staff augmentation to comprehensive workforce structures that include dedicated management teams. The Company also believes that clients increasingly are seeking to reduce the number of vendors for services and that those companies, like Norrell, that can offer a broad array of services under one organization will benefit from this trend.

          Maintain High Quality Service Focus. The Company is dedicated to providing high quality services and believes it is an industry leader in its quality focus and related performance measurement systems. To maintain a consistently high quality standard for all of its employees, the Company uses a number of automated systems to screen and evaluate potential employees, to make appropriate assignments, to evaluate and review employees' performance, and to obtain and act upon client feedback. These extensive, integrated and automated quality measurement and control systems distinguish the Company from its competitors and help to attract and retain customers seeking consistent results and a nationwide approach to their staffing needs. To ensure that it is able to continue to grow while maintaining its high quality and customer service standards, the Company has invested over $38.1 million since the beginning of fiscal 1995 through April 27, 1997 and will continue to invest in technology and information related software and hardware. These investments have included integrating the Company's personnel and client databases nationwide, automating many tasks at the branch level, and enhancing back-office efficiency. The Company believes these initiatives have enabled it to respond to its customers' needs, increase productivity and support its growth.

          Develop and Expand Service Offerings. The Company plans to grow its existing base of business by continuing to develop service offerings that complement its core business. Services added in the last three years through joint ventures, acquisitions and internal growth include information technology staffing and consulting (including systems integration), financial staffing, and outsourced call center management. By cross-selling these new services to existing accounts, the Company believes that it will increase the volume of business within its current base of over 19,000 clients. The Company also anticipates that it will continue to attract new clients based upon its comprehensive solutions approach. In addition to expanding its existing service offerings, the Company continually evaluates new service offerings which will enable it to better meet its clients' needs.

          Pursue Strategic Acquisitions. The Company will continue to pursue strategic acquisition opportunities that allow the Company to develop new services, acquire additional management expertise or enter key geographic markets. Since July 1995, the Company has acquired three information technology services, one accounting services and two staffing services businesses. The Company believes that the professional services acquisitions represent business opportunities with growth and profitability potential in excess of the Company's core staffing business. In addition, the Company believes that each of these acquired businesses will be integrated quickly into the Company, will expand the Company's range of services offered, and will offer future growth prospects.

BUSINESS GROUPS

     The Company has classified its businesses into three business groups:
Staffing Services, Outsourcing Services, and Professional Services.

  Staffing Services

     Temporary Staffing. Employees may be assigned to work for a client for either a specified or indefinite period of time as necessary to meet the needs of clients. The expense and inconvenience to a client of recruiting workers, including advertising, interviewing and testing, conducting reference and background checks and drug testing are reduced when temporary personnel are engaged. Use of these services also enables the client to eliminate or reduce record keeping, expenses associated with fringe benefits, turnover and related personnel costs usually associated with its workers. A client pays only for actual hours worked by temporary personnel and may terminate the use of temporary services without the adverse effects of layoffs. The Company also offers short-term staffing, sometimes referred to as project or peak period staffing, through which the Company can meet fluctuating staffing requirements quickly and easily, helping clients maintain high levels of productivity without the need to add permanent staff. The Company defines short-term staffing as an assignment of less than six months that involves one-time, seasonal or recurring use of at least five temporary employees. During fiscal 1996, the Company generated $323.3 million in revenues from its temporary staffing services.

     Long-Term Staffing. The Company offers long-term staffing options tailored to specific client needs. Through long-term staffing, the Company provides and supervises temporary employees for functions or departments on an extended basis. The Company defines long-term staffing as the staffing of specific positions for six months or more. During fiscal 1996, the Company generated $191.5 million in revenues from its long-term staffing services.

     Managed Staffing. The Company emphasizes managed staffing, which is the staffing of positions with personnel on a planned and continuing basis, in most cases with one of the Company's on-site managers who is trained to manage the contingent workforce process. Managed staffing represents a cost-effective solution for employers who spend a significant amount of administrative and personnel department time managing employees whose jobs are generally routine and are characterized by high turnover rates and also for employers in industries with fluctuating personnel needs. Such employers use staffing personnel as a valuable management tool to control overhead costs and enhance profitability. Examples of managed staffing clients of the Company include customer service centers, distribution centers, and various light manufacturing and packaging businesses. The Company's managed staffing business grew 26.9% during fiscal 1996 from $65.3 million in revenues in fiscal 1995 to $82.9 million in revenues in fiscal 1996.

     Master Vendor Partnering ("MVP"). The Company offers its MVP program to its clients in conjunction with its other service offerings. Through its MVP program, the Company acts as a general manager for all of the client's external staffing needs. The Company provides a broad spectrum of solutions from staffing to call center services to information technology services to help the client meet its changing needs. The MVP program enables the client to significantly increase its organizational flexibility and effectiveness. During fiscal 1996, revenues from the Company's MVP program increased 66.7% from $85.8 million in fiscal 1995 to $143.0 million in fiscal 1996.

  Outsourcing Services

     The Company today provides a portfolio of outsourcing services including administrative (secretarial, clerical, graphics, desktop publishing, multimedia), corporate and general services (mail center management, courier management, shipping/receiving, records retention), document processing (imaging, personnel records management, electronic data interchange, accounts payable, data entry, invoicing), and call center services. Typical outsourcing arrangements have many of the following characteristics: the Company supplies and manages the staff, the agreement contains specific service productivity and quality measurements, extends a year or longer, covers a defined scope of work, and has a gainsharing agreement. Outsourcing services are generally performed by the Company's subsidiary, Tascor Incorporated ("Tascor"), and by its joint venture entities CallTask Incorporated, NorCross Teleservices, Inc., and HealthTask L.P. In fiscal 1996, the Company's outsourcing revenues were $208.1 million, an increase of 19.7% over fiscal 1995, which had $173.9 million in outsourcing revenues.

  Professional Services

     The Company's Professional Services group includes the Company's information technology services companies and Norrell Financial Staffing, a division of the Company's Norrell Services, Inc. subsidiary.

     Information technology services is the Company's newest product platform, built with three acquisitions: Analytical Technologies, Inc. and ANATEC Canada, Inc. (collectively referred to as "ANATEC") and American Technical Resources, Inc. ("ATR"), which were acquired in fiscal 1996, and Comtex Information Systems, Inc. ("Comtex"), which was acquired on January 2, 1997. Through its information technology services, the Company delivers full life-cycle solutions including technology consulting, project management, software development, documentation services, and education and training. The Company also provides systems planning and development, systems integration, organizational consulting related to business transformation, and staff augmentation support. The Company provides contract employees from its national database of information technology professionals.

     Norrell Financial Staffing is led by staffing consultants who are experienced accounting and financial professionals with the ability to recruit, screen and hire financial specialists ranging from a chief financial officer to an accounting clerk. During fiscal 1996, the Company experienced significant growth in financial staffing due to growth of existing accounts and an increase in office locations. In addition, in November 1996, the Company acquired Accounting Resources, Inc., a privately held financial placement firm in Providence, Rhode Island, which provides staffing, permanent placement and executive search services to clients in various industries.

QUALITY AND TECHNOLOGY

     The Company is dedicated to providing high quality services and believes it is an industry leader in its quality focus and technological approach including related measurement systems. In order to maintain a consistently high quality standard for all of its temporary and staffing employees, the Company uses automated systems to screen and evaluate potential employees, to make appropriate assignments, and to evaluate and review an employee's performance. The Company's quality system, Qualisys, is comprised of three major components:
(i) Exact Match(TM), a screening and placement process which matches the employee to the client's needs; (ii) B.O.S.S., its Branch Office Support System, an extensive database of client and personnel information; and (iii) I.R.I.S.(TM), or Integrated Research Information System, by which the Company obtains direct client feedback and measures individual employee performance. These automated services enable the Company to provide staffing services quickly and efficiently, monitor client needs and utilization trends, measure the Company's service quality and evaluate and train its employees. This extensive, integrated and automated quality measurement and control system distinguishes the Company from its competitors. With its outsourcing clients, the Company also develops customized performance measurement benchmarks and systems for each client contract as requested. These standards and systems are designed with client input and take into account clients' quality needs and standards.

     In 1995 the Company began an initiative to install state-of-the-art systems in order to support the substantial growth of the Company, provide better support for the Company's national accounts, and facilitate the integration of newly acquired companies. These systems will complete the Company's transition to a client/server system architecture. In 1997 and beyond, the Company will leverage this new platform to introduce system extensions intended to enhance productivity and further its competitive edge. The Company believes that its B.O.S.S., I.R.I.S.(TM), Exact Match(TM) and payroll systems give the Company a competitive edge in service delivery over its competitors, in that selected client and temporary employee information, including client satisfaction survey results, are available electronically in each office and at the corporate headquarters.

ORGANIZATIONAL STRUCTURE

     The Company provides its services through a national network of 441 Company-owned locations, franchised locations, outsourcing locations, and professional services locations.

     Company-Owned Operations. The Company owns and operates staffing services offices in major markets, each of which is managed by a Norrell manager who is responsible for most aspects of the Company's business within that market. These responsibilities include sales and client development, recruitment and retention of employees and the implementation of Norrell's marketing strategies. The Company provides extensive training to field managers, sales representatives and operations personnel in all of these areas. A substantial portion of field employees' compensation is based on financial performance, including the attainment of profit objectives. Company-owned offices operating in "middle markets" (generally markets with populations between 500,000 and 1.5 million people) are operated under special incentive arrangements by managers who receive lower salaries and higher incentive compensation relative to managers of other Company-owned offices.

     Franchised Operations. The Company currently operates franchised offices throughout the United States and in Canada and Puerto Rico. The Company developed its initial franchise strategy in the mid-1960s as an important element of its overall growth plans. Franchising provides the opportunity to enter targeted markets with substantially less capital than would be required to establish Company-owned offices. The Company's primary franchise target markets are cities with populations between 50,000 and 500,000 people. The Company also establishes franchised offices under its trade name Dynamic People(SM) to increase market penetration in major markets in which the Company may also operate Company-owned offices.

     Outsourcing Operations. The Company currently has operations at sites throughout the United States responsible for the delivery of outsourcing services. The majority of the Company's outsourcing operations are located on site at its customers' facilities, and the remaining outsourcing sites are located in leased offices. Other than regional offices and its corporate offices in the Company's headquarters building, the Company's outsourcing subsidiary does not maintain sales or administrative offices separate from the locations at which client services are performed, allowing the Company to control the growth of overhead costs. Outsourcing services are delivered by employees who are hired by the Company to perform services during the term of an outsourcing contract. These employees and related field operations are managed by the Company's site managers and area managers who are responsible for service delivery, customer satisfaction, and sales of additional services to current customers through both expansion of existing contracts as well as the addition of new contracts.

     Professional Services Operations. The Company operates 37 professional services offices in the principal markets it currently serves. Norrell Financial Staffing served its clients from 25 locations as of April 27, 1997, up from 17 at the end of fiscal 1995. Information technology clients are served from 12 locations. Each location is managed by a financial or information technology professional responsible for its marketing strategies.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of June 22, 1997, except as noted below, and as adjusted to reflect the sale of the Common Stock in this offering, by: (i) each shareholder who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) the executive officers and directors of the Company as a group; and (iii) the Selling Shareholders.

                                                   SHARES BENEFICIALLY                         SHARES
                                                     OWNED PRIOR TO                      BENEFICIALLY OWNED
                                                       OFFERING(1)         NUMBER OF      AFTER OFFERING(1)
         5% SHAREHOLDERS AND EXECUTIVE            ---------------------   SHARES BEING   -------------------
             OFFICERS AND DIRECTORS                 NUMBER      PERCENT     OFFERED       NUMBER     PERCENT
         -----------------------------            ----------    -------   ------------   ---------   -------
Guy W. Millner..................................   9,263,676(2)   38.5%          --      9,263,676     34.8%
  3535 Piedmont Road, N.E.
  Atlanta, Georgia 30305
MI Holdings, Inc................................   2,252,844(2)    9.4           --      2,252,844      8.5
  3108 Piedmont Road, N.E.
  Suite 105
  Atlanta, Georgia 30305
Warburg, Pincus Counsellors, Inc................   1,204,300(3)    5.0           --      1,204,300      4.5
  466 Lexington Avenue
  New York, New York 10017
C. Douglas Miller...............................     688,558(4)    2.8      150,000        538,558      2.0
Larry J. Bryan..................................     304,984(5)    1.3      100,000        197,714        *
Charles F. Phillips.............................     178,000(6)      *       20,000        158,000        *
Michael C. Mullins..............................     101,956(7)      *       80,000         21,956        *
All executive officers and directors as a group
  (25 persons)..................................  11,646,150(8)   46.4%     350,000     11,288,880     40.9%

---------------

     * Represents less than one percent of total shares outstanding.

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and includes voting and investment power with respect to shares of Common Stock and the right to acquire beneficial ownership of Common Stock within 60 days pursuant to stock options or otherwise.

     (2) Of Mr. Millner's shares, 2,252,844 are held by MI Holdings, Inc., a corporation of which Mr. Millner owns a majority of the voting stock. Mr. Millner's shares also includes 30,146 shares issuable upon the exercise of stock purchase rights acquired under the Company's nonqualified deferred compensation plan and 90,056 shares held in the Company's profit sharing plan. Mr. Millner is currently Chairman of the Board of Directors of the Company.

     (3) Consists of shares held by various accounts for which Warburg, Pincus Counsellors, Inc. ("WPCI") acts as investment advisor. WPCI has the sole power to vote 751,100 of such shares and has shared power to vote 210,000 of such shares. WPCI has sole dispositive power with respect to 1,201,400 of such shares. The number of shares beneficially owned and the related information is as of January 9, 1997 and is based solely on information contained in filings made by WPCI with the Commission pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     (4) Includes 321,773 shares subject to currently exercisable options, 17,078 shares issuable upon the exercise of stock purchase rights acquired under the Company's nonqualified deferred compensation plan and 26,892 shares held in the Company's profit sharing plan. Mr. Miller is currently Chief Executive Officer and President of the Company and is also a director of the Company.

     (5) Includes 181,365 shares subject to currently exercisable options, 28,623 shares issuable upon the exercise of stock purchase rights acquired under the Company's nonqualified deferred compensation plan, 3,250 shares held in the Company's profit sharing plan and 1,406 shares held in the Company's

Employee Stock Purchase Plan. Mr. Bryan is currently Executive Vice President of the Company and is also a director of the Company.

     (6) At the time of the Company's acquisition of ATR, Mr. Phillips was the President of ATR. Since the acquisition, ATR has been operated as a subsidiary of the Company and Mr. Phillips continues to hold the position of President of ATR.

     (7) Includes 15,000 shares subject to forfeiture in the event that Mr. Mullins leaves the Company under certain circumstances. At the time of the Company's acquisition of Comtex, Mr. Mullins was the President and Chief Executive Officer of Comtex. Since the acquisition, Comtex has been operated as a subsidiary of the Company and Mr. Mullins continues to hold the positions of President and Chief Executive Officer of Comtex.

     (8) Includes 938,314 shares subject to currently exercisable options, 152,733 shares issuable upon the exercise of stock purchase rights acquired under the Company's nonqualified deferred compensation plan, 157,883 shares held in the Company's profit sharing plan and 8,899 shares held in the Company's Employee Stock Purchase Plan.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company and the Selling Shareholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Dillon, Read & Co. Inc......................................    554,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    553,000
The Robinson-Humphrey Company, Inc..........................    553,000
Robert W. Baird & Co. Incorporated..........................     30,000
George K. Baum & Company....................................     20,000
Bear, Stearns & Co. Inc. ...................................     50,000
William Blair & Company, L.L.C. ............................     30,000
J.C. Bradford & Co. ........................................     30,000
Alex. Brown & Sons Incorporated.............................     50,000
J.W. Charles Securities, Inc. ..............................     30,000
Cleary Gull Reiland & McDevitt Inc. ........................     30,000
Credit Suisse First Boston Corporation......................     50,000
Crowell, Weedon & Co. ......................................     30,000
First of Michigan Corporation...............................     30,000
Gerard Klauer Mattison & Co., Inc. .........................     30,000
Goldman, Sachs & Co. .......................................     50,000
Interstate/Johnson Lane Corporation.........................     30,000
Janney Montgomery Scott Inc. ...............................     30,000
C.L. King & Associates, Inc. ...............................     20,000
Lazard Freres & Co. LLC.....................................     50,000
Legg Mason Wood Walker, Incorporated........................     30,000
Lehman Brothers Inc. .......................................     50,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     50,000
Montgomery Securities.......................................     50,000
Morgan Stanley & Co. Incorporated...........................     50,000
David A. Noyes & Company....................................     20,000
Oppenheimer & Co., Inc. ....................................     50,000
Pennsylvania Merchant Group Ltd.............................     20,000
Prudential Securities Incorporated..........................     50,000
Rauscher Pierce Refsnes, Inc. ..............................     30,000
Salomon Brothers Inc. ......................................     50,000
Smith Barney Inc. ..........................................     50,000
Stephens Inc. ..............................................     30,000
Sterne, Agee & Leach, Inc. .................................     20,000
Unterberg Harris............................................     30,000
H.G. Wellington & Co. Inc. .................................     20,000
                                                              ---------
          Total.............................................  2,850,000
                                                              =========

     The Managing Underwriters are Dillon, Read & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and The Robinson-Humphrey Company, Inc.

     The Underwriters are committed to purchase all of the shares of Common Stock, if any are so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, some or all of the remaining Underwriters must assume such obligations.

     The Underwriters propose to offer the shares of Common Stock to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.96 per share. The Underwriters may allow, and such dealers may re-allow, concessions not in excess of $0.10 per share on sales to certain other dealers. The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of this offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering of the Common Stock, the public offering price and the concessions may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters an option for 30 days from the date of this Prospectus, to purchase up to 427,500 additional shares of Common Stock to cover over-allotments, if any, on the same terms per share. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Shareholders, and all of the directors and executive officers of the Company have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, transfer or otherwise encumber, or dispose of any shares of Common Stock, or securities convertible into or exchangeable for Common Stock, or exercise demand registration rights, for a period of 90 days from the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters relating to the offering will be passed upon for the Underwriters by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Carl E. Sanders, a partner in Troutman Sanders LLP, is a director of the Company and the beneficial owner of 69,432 shares of Common Stock.

                                    EXPERTS

     The audited consolidated financial statements of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the shares of Common Stock offered hereby have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The audited consolidated financial statements of Comtex incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Grant Thornton LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C.

20549, and at its regional offices located at Seven World Trade Center, 13th Floor, New York, New York, 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information can also be obtained from the World Wide Web site that the Commission maintains at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company (Symbol: NRL) can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     This Prospectus constitutes a part of the Registration Statement. This Prospectus omits certain of the information contained in the Registration Statement as permitted by the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates:

          (a) Annual Report on Form 10-K for the year ended October 27, 1996;

          (b) Quarterly Reports on Form 10-Q for the quarters ended January 26, 1997 and April 27, 1997;

          (c) Current Report on Form 8-K filed with the Commission on December 20, 1996;

          (d) Amendment No. 1 on Form 8-K/A to Current Report on Form 8-K filed with the Commission on February 19, 1997; and

          (e) Registration Statement on Form 8-A filed on October 19, 1995 registering the Company's Common Stock under Section 12(b) of the Exchange Act.

     Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, upon request, without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than certain exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to: Norrell Corporation, 3535 Piedmont Road, N.E., Atlanta, Georgia 30305, Attention: Mark H. Hain, Esq., Vice President and General Counsel (404) 240-3000.

              [SEE APPENDIX P. A-2 FOR GRAPHICAL MATERIAL OMITTED]

          ============================================================

  NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF COMMON STOCK MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                               PAGE
                                               ----
Prospectus Summary...........................    3
Risk Factors.................................    7
Use of Proceeds..............................   10
Price Range of Common Stock and Dividend
  Policy.....................................   10
Capitalization...............................   11
Business.....................................   12
Principal and Selling Shareholders...........   17
Underwriting.................................   19
Legal Matters................................   20
Experts......................................   20
Available Information........................   20
Incorporation of Certain Documents by
  Reference..................................   21

          ============================================================
          ============================================================

                             NORRELL(R) CORPORATION

                             ---------------------

                                2,850,000 SHARES

                                  COMMON STOCK


                                   PROSPECTUS

                                 JULY 23, 1997

                             ---------------------

                            DILLON, READ & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
          ============================================================

         NORRELL(R) CORPORATION  OFFERING A FULL SPECTRUM OF SERVICES


                           Omitted Graphic Material


         The following is a narrative description of graphic material contained in the printed version of the prospectus which has been omitted from the version of the prospectus filed electronically.

         On the top half of the page, a chart consisting of (i) on the left side of the page, a box containing the heading "Staffing Services," under which are listed the following logos: "Norrell Services, Inc.(R)" and Norrell(R) Franchise;" (ii) in the center of the page, a box containing the heading "Outsourcing Services," under which are listed the following logos: "Tascor(R) A Norrell Outsourcing Service," "Norrell(R) Human Resource Services" and "NorCross(TM) Total Call Center Operations Resources and Expertise in Customer Service from Cross Country and Norrell(R);" and (iii) on the right side of the page, a box containing the heading "Professional Services," under which are listed the following logos: "Norrell(R) Financial Staffing," "ANATEC A Norrell(R) Information Technology Service," "ATR A Norrell(R) Information Technology Service" and "Comtex Systems A Norrell(R) Information Technology Service."

         On the bottom half of the page, a pie chart entitled "Revenue by Business Group First Six Months FY 1997" and depicting by percentage the following breakdown: (i) Staffing Services - broken down into Temporary Staffing - 29.4% and MVP, Managed and Long-term Staffing - 38.8%; (ii) Outsourcing Services - 19.3% and (iii) Professional Services - 12.5%.

                            NORRELL(R) CORPORATION





                           Omitted Graphic Material



         The following is a narrative description of graphic material contained in the printed version of the prospectus which has been omitted from the version of the prospectus filed electronically.



         A map of the United States of America indicating by geographic plot points the Company's locations broken down by business group type and number of offices.





                               NATIONAL NETWORK




                                    A - 2